Petrominerales

07028360

082-34812

November 19, 2007

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

RECEIVED
NOV 26 2007

Re: Petrobank Energy and Resources Ltd./Petrominerales Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrominerales Ltd.

Sincerely,

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

dlw 11/30

Petrominerales

NEWS RELEASE

PETROMINERALES' CORCEL-2 WELL ON PRODUCTION

Bogotá, Colombia – November 19, 2007 – Petrominerales Ltd. ("**Petrominerales**" or the "**Company**") (TSX: PMG), a 76.6 percent owned subsidiary of Petrobank Energy and Resources Ltd. ("**Petrobank**") (TSX: PBG) (OSLO: PBG), is pleased to announce that our extended production test of the Corcel-2 well has now commenced and the well is producing at restricted rates of 4,500 barrels of oil per day ("**bopd**") with approximately 16 percent drawdown. The productivity index calculated from this test indicates that the Mirador zone could produce at rates in excess of 10,000 barrels of fluid per day. We expect to ramp Corcel-2 production up to 8,000 barrels of fluid per day over the next few weeks with the existing electric submersible pump ("**ESP**").

As previously announced, our Corcel-2 well spudded on August 25, 2007 and reached a total depth of 12,140 feet on October 17, 2007. Logs indicated total potential net pay of approximately 125 feet of high quality reservoir sands in the Mirador and Guadalupe formations. We have initially completed four intervals, with a total of 45 feet of sand, in the Upper and Lower Mirador formations of the Corcel-2 well. These intervals were initially tested over a 24-hour period and on November 6, 2007, we announced that our Corcel-2 well came onstream at rates increasing to 3,100 bopd on natural flow. The well was then shut in for pressure build up and was placed on an extended production test commencing November 16.

Our discovery well, Corcel-1, reached a total depth of 12,000 feet in the third quarter of 2007. A six-month extended production test commenced on September 7, 2007, at initial rates of 4,000 bopd. As previously announced, Petrominerales has been ramping up Corcel-1 production rates and on November 6, 2007, we announced that the Corcel-1 well was producing in excess of 4,500 bopd. We are now pleased to announce that the Corcel-1 well is producing in excess of 5,200 bopd. Through modifications to the surface equipment related to the well's ESP, we plan to ramp up Corcel-1 production to approximately 5,500 bopd within the next few days. The Company's total production is currently approximately 13,000 bopd, including Corcel-2 production.

The Mirador completion in Corcel-2 was executed with the drilling rig. The rig is now being moved to drill the third well from the same platform, Corcel-3, to further delineate this discovery. We expect to spud Corcel-3 this week. After drilling Corcel-3, we plan to use the drilling rig to drill at least one of our other Llanos Basin exploration wells, which can only be accessed during the dry-season, and we then intend to resume our Corcel drilling program, starting with the Corcel-C exploration well. The rig will remain at Corcel for the majority of 2008 to continue drilling additional exploration and delineation wells.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all-weather road to the location which will accommodate year round production. Production is currently being processed through temporary facilities and then trucked to pipeline terminals. We are presently designing permanent production facilities with an associated pipeline, and applying for required governmental approvals.

The ultimate size of the Corcel discovery will be defined through our long-term production testing and delineation drilling program. Petrominerales has identified five additional Corcel prospects, and at least four contingent delineation wells. These locations have been defined from our 47 square kilometre 3D seismic survey, which covers approximately 15 percent of the 79,815-acre Corcel Block. A 3D seismic program is planned in 2008 for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south. At that time we also plan to further expand the 3D seismic coverage over our Corcel Block.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil from three blocks in Colombia and has contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 76.6 percent owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Forward-Looking Statements

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the results of operations and tests and the timing of future projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:

John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701

Petrominerales

Petrominerales Ltd.
Teleport Business Center – Torre B,
Calle 113 No 7-45, Piso 15
Bogotá D.C., Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

END